Interim Consolidated Financial Statements
June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

Notice of No Auditor Review

The accompanying unaudited interim consolidated financial statements of Quaterra Resources Inc. (the “Company”) have been prepared by, and are the responsibility of, the Company’s management. The Company’s independent auditor has not performed a review of these interim consolidated financial statements.

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Balance Sheets
(Unaudited and Expressed in Canadian Dollars)

		June 30, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents		$45,054	$524,590
Restricted cash	Note 4	–	56,028
Other receivables		48,476	152,375
Prepaid and deposits		58,250	165,389
Amount due from Joint Venture Partner		17,510	88,110
		169,290	986,492
Equipment	Note 5	172,289	208,022
Mineral properties	Note 6	34,552,954	32,885,071
Reclamation bonds		224,885	317,704
Deferred financing fees		45,232	–
		$35,164,650	$34,397,289

Liabilities and Shareholders¹ Equity
Current liabilities:
Accounts payable and accrued liabilities		$1,020,440	$1,106,783
Due to related parties	Note 9	777,977	49,178
Current portion of promissory note	Note 6(h)(vi)	319,825	334,950
		2,118,242	1,490,911
Liability component of convertible notes	Note 7	4,373,610	2,953,370
		6,491,852	4,444,281

Shareholders¹ Equity
Share capital	Note 8	48,519,075	48,318,994
Equity component of convertible notes	Note 7	379,150	259,164
Contributed surplus		10,854,756	10,002,333
Deficit		(31,080,183)	(28,627,483)
		28,672,798	29,953,008
		$35,164,650	$34,397,289
Nature of operations and going concern (Note 1)
Commitments (Note 10)
Subsequent events (Note 15)

Approved on behalf of the
Board of Directors:

“Thomas Patton” (signed)	“Robert Gayton” (signed)
Thomas Patton	Robert Gayton

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Operations
(Unaudited and Expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008

General Administrative Expenses
Administration	21,045	25,770	44,790	36,300
Amortization	17,867	20,462	35,733	37,071
Consulting	63,167	128,740	183,701	321,656
Directors and officers fees	42,063	22,500	80,740	45,000
Investor relations and communications	48,417	232,482	87,264	285,943
Office and general	110,997	188,898	323,923	317,646
Professional fees	151,323	213,433	216,224	419,421
Regulatory fees and taxes	(17,344)	63,550	61,526	103,153
Salaries and benefits	92,347	144,031	203,279	237,324
Stock based compensation (Note 8(c))	382,776	1,713,095	790,263	2,122,613
Transfer agent	8,648	8,576	15,140	13,180
Travel and promotion	1,759	9,421	19,753	62,833
Operating Expenses	(923,063)	(2,770,958)	(2,062,336)	(4,002,140)

Other
General exploration costs	(38,899)	(119,846)	(162,123)	(187,835)
Foreign exchange gain/(loss)	409,851	(164,454)	183,215	319
Interest income	71	24,949	353	35,597
Interest and financing charges	(163,173)	(5,805)	(335,060)	(5,805)
Joint venture administration fee	2,621	22,245	7,366	25,401
Fair value of warrant re–pricing (Note 8(b))	(84,115)	–	(84,115)	–
	126,356	(242,911)	(390,364)	(132,323)

Loss and comprehensive loss for the period	(796,707)	(3,013,869)	(2,452,700)	(4,134,463)

Loss per share – basic and diluted	$(0.01)	$(0.03)	$(0.03)	$(0.05)

Weighted average number of shares outstanding	87,610,273	86,701,457	87,582,134	85,174,343

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Cash Flows
(Unaudited and Expressed in Canadian dollars)

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Operating Activities
Net loss for the period	$(796,707)	$(3,013,869)	$(2,452,700)	$(4,134,463)
Items not involving cash:
Amortization	17,867	20,462	35,733	37,071
Commitment to issue shares for services	–	22,500	–	37,500
Stock based compensation	382,776	1,731,095	790,263	2,122,613
Shares issued for services	22,500	–	45,000	22,500
Fair value of warrant re–pricing	84,115	–	84,115	–
Interest expense on convertible notes	148,317	–	311,346	–
Deferred financing fees	7,538	–	15,077	–
Unrealized foreign exchange loss (gain)	(310,522)	(3,739)	(206,908)	20,737
	(444,116)	(1,243,551)	(1,378,074)	(1,894,042)
Changes in non–cash working capital
Accounts receivable	48,557	(118,965)	103,899	(124,869)
Prepaid and deposits	28,121	(89,905)	107,139	(212,239)
Accounts payable and accrued liabilities	67,381	(43,052)	313,857	65,359
Due to related parties	450,357	(33,009)	728,799	(25,993)
Cash provided by (used in) operating activities	150,300	(1,528,482)	(124,379)	(2,191,784)

Financing Activities
Shares issued for cash	–	6,580,531	33,220	10,915,965
Net proceeds from convertible notes		–	1,410,260	–
Cash provided by financing activities	-	6,580,531	1,443,480	10,915,965

Investing Activities
Expenditures on mineral properties	(390,945)	(3,683,304)	(2,018,083)	(6,651,003)
Due from Joint Venture partner	33,380	(247,129)	70,600	208,472
Purchase of equipment	–	(81,499)	–	(105,595)
Purchase of reclamation bonds	92,819	(5,855)	92,819	(19,715)
Restricted cash	56,028	–	56,028	–
Cash used in investing activities	(208,718)	(4,017,787)	(1,798,636)	(6,567,841)
(Decrease) increase in cash during the period	(58,418)	1,034,262	(479,536)	2,156,340
Cash and cash equivalents, beginning of period	103,472	4,529,978	524,590	3,389,900
Cash and cash equivalents, end of period	45,054	5,564,240	$45,054	$5,546,240
Supplemental Cash Flow Information – Note 12

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Consolidated Statements of Shareholders’ Equity
(Unaudited and Expressed in Canadian dollars)

	Common Shares		Convertible	Contributed
	Shares	Amount	Notes	Surplus	Deficit	Total
Balance at December 31, 2007	83,167,005	$36,875,448	$–	$7,409,795	$(21,793,302)	$22,491,941
Common shares issued during the period:
Shares issued for cash, net of issue cost	3,482,500	10,414,556				10,414,556
Exercise of options	749,000	557,690				557,690
Shares issued for services	64,978	90,000				90,000
Commitment to issue shares for services				15,000		15,000
Equity portion of convertible note			259,164			259,164
Fair value of options exercised		381,300		(381,300)		–
Stock–based compensation				2,958,838		2,958,838
Net loss for the year					(6,834,181)	(6,834,181)
Balance at December 31, 2008	87,463,483	48,318,994	259,164	10,002,333	(28,627,483)	29,953,008
Common shares issued during the period:
Exercise of options	60,200	33,220				33,220
Shares issued for services	103,462	45,000				45,000
Finders¹ fee		(5,244)				(5,244)
Shares issued for convertible notes	87,947	55,149				55,149
Shares issued for property	100,000	50,000				50,000
Commitment to issue shares for services				–		–
Equity portion of convertible note			119,987			119,987
Fair value of options exercised		21,955		(21,955)		–
Stock–based compensation				790,263		790,263
Fair value of warrant re–pricing				84,115		84,115
Net loss for the period					(2,452,700)	(2,452,700)
Balance at June 30, 2009	87,815,092	$48,519,074	$379,150	$10,854,756	$(31,080,183)	$28,672,798

(See accompanying notes to consolidated financial statements)

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

1.	NATURE OF OPERATIONS AND GOING CONCERN

Quaterra Resources Inc. (the “Company”), an exploration stage company, was incorporated under the laws of British Columbia on May 11, 1993. The Company and its subsidiaries are engaged in the acquisition and exploration of mineral properties in the United States and Mexico.

The Company’s financial statements have been prepared on a going concern basis, which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. As at June 30, 2009, the Company had an accumulated deficit $31,080,183 (December 31, 2008 - $28, 627, 483) with a working capital deficiency of $1,948,952.

The business of mining exploration involves a high degree of risk and there is no assurance that current exploration projects will result in future profitable mining operations. The Company has no source of revenue, and has significant cash requirements to meet its administrative overhead, pay its debts and liabilities, and maintain its mineral interests. The recoverability of amounts shown for mineral properties is dependent on several factors. These include the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing, and / or proceeds from disposition of mineral properties. The carrying value of the Company’s mineral properties does not reflect current or future values.

The ability of the Company to continue as a going concern and meet its commitments as they become due is dependent on the Company’s ability to obtain the necessary financing. Management is in the process of raising additional capital to finance operations and expected growth, if necessary, or alternatively to dispose of its interests in certain properties. The outcome of these matters cannot be predicted at this time. If the Company is unable to obtain additional financing, management will be required to curtail the Company’s operations.

These financial statements do not indicate any adjustments relating to the recoverability of assets and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

2.	SIGNIFICANT ACCOUNTING POLICIES CHANGES

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are consistent with the policies outlined in the Company’s audited consolidated financial statements for the year ended December 31, 2008 except the Company has adopted the following CICA standard effective January 1, 2009. These unaudited interim consolidated financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2008.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

Goodwill and Intangible Assets

The CICA issued Handbook Section 3064, “Goodwill and Intangible Assets”, which establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and for intangible assets, subject to certain exceptions. Section 1000, “Financial Statements Concepts” was also amended to provide consistency with this new standard. On January 1, 2009, the Company adopted this change prospectively, with no impact on its consolidated financial statements.

Recent Accounting Pronouncements

a) International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA Accounting Standards Board (“AcSB”) confirmed that Canadian GAAP for publicly accountable enterprises will be converged with IFRS effective for fiscal years beginning on or after January 1, 2011. The official changeover date will apply for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. IFRS uses a conceptual framework similar to Canadian GAAP, but there are some significant differences on recognition, measurement and disclosures. While the Company has begun assessing the adoption of IFRS, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

b) Business Combinations, Consolidations, Non-Controlling Interests

In January 2009, the AcSB issued new Handbook sections: 1582, “Business Combinations”, 1601, “Consolidations”, and 1602, “Non-Controlling Interests”. These new standards will apply to fiscal years beginning on or after January 1, 2011. The Company has not yet determined the impact of the adoption of these standards on its consolidated financial statements.

3.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Company has classified cash and cash equivalents as held-for-trading; other receivables and amount due from Joint Venture Partner as loans and receivables; accounts payable and accrued liabilities and due to related parties as other financial liabilities; promissory note and convertible notes as held-to-maturity.

The Company’s risk exposure and the impact on the Company’s financial instruments are summarized below:

a)	Fair Value

As at June 30, 2009, the recorded amounts for cash and cash equivalents, other receivables, accounts payable and accrued liabilities, and due to related party approximate their fair value due to their short-term nature.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

3.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

a)	Fair Value (Continued)

The fair value of the Company’s promissory note approximates its carrying value. The fair value of the convertible notes was estimated using the discounted cash flow analysis based on the Company’s incremental borrowing rates at that time for similar types of arrangements.

b)	Currency Risk

The Company operates internationally and is exposed to foreign exchange risk from fluctuations in exchange rates between the Canadian dollar and various currencies, primarily US dollars and Mexican pesos. The Company has not hedged its exposure to foreign currency fluctuations. As at June 30, 2009, the Company is exposed to currency risk as follows:

	US$	Pesos
Cash	32,663	18,292
Other receivable – IVA	–	170,671
Joint Venture due	15,056
Bond	192,832
Accounts payable and accrued liabilities	(504,155)
Promissory note	(275,000)
Convertible notes	(3,756,747)
Net foreign exposure	(4,295,351)	188,963

Based on the above net foreign currency exposures as at June 30, 2009, and assuming all other variables remain constant, a 10% weakening or strengthening of the Canadian dollar against a) the US dollar would result in an increase/decrease of $580,976 in the Company’s loss; and b) the Mexican peso would have no material impact in the Company’s loss for the period.

c)	Interest Rate Risk

The Company’s cash held in bank accounts earn interest at variable interest rates. Due to the short-term nature of this financial instrument, fluctuations in market rates do not have a significant impact on estimated fair value as of June 30, 2009. The convertible notes are not subject to interest rate risk as the interest is at a fixed rate, but are subject to interest rate price risk as the market rate of interest changes.

d)	Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to credit risk consist of due from its Joint Venture Partner for shared exploration costs and cash and cash equivalents. The Company has mitigated the risks by holding the property as collateral for amount due from Joint Venture Partner and placing its cash and cash equivalents or short-term investments with Canadian chartered banks and U.S. commercial banks with a Dominion Bond Rating Service, Standard and Poor’s and/or Moody’s rating of single A or better.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

3.	RISK MANAGEMENT AND FINANCIAL INSTRUMENTS (Continued)

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities and through the management of its capital structure. Accrued liabilities are due within the current operating period.

4.	RESTRICTED CASH

The Company had US$46,000 ($56,028) of cash on hand which was restricted as collateral for corporate credit card with the Bank of Montreal. On June 12, 2009, the Company cancelled the corporate credit card and received US$46,000 plus interest earned.

5.	EQUIPMENT

Equipment is carried at cost less accumulated amortization. Details of equipment are as follows:

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$37,482	$22,127	$15,356
Equipment	42,327	24,306	18,021
Furniture	39,387	15,291	24,096
Software	52,452	43,290	9,161
Vehicles	195,140	89,485	105,656
June 30, 2009	$366,788	$194,499	$172,289

		Accumulated
	Cost	Amortization	Net Book Value
Computer	$37,482	$17,568	$19,914
Equipment	42,327	21,242	21,085
Furniture	39,387	11,166	28,221
Software	52,452	37,313	15,139
Vehicles	195,140	71,477	123,663
December 31, 2008	$366,788	$158,766	$208,022

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES

The Company has interests in several mineral resources properties in Mexico and the United States. The total capitalized deferred exploration and acquisition costs of mineral properties for June 30, 2009 and December 31, 2008 were as follows. With the exception of Nieves which is owned 50%, all properties are owned 100% by the Company:

	Mexico				United States
	Nieves	Mirasol – Americas	Crestones	MacArthur	Yerington	Alaska	Uranium	Other	Total
Mineral Properties				Copper			Properties	Properties
Acquisition
Balance, December 31, 2008	$1,355,726	$349,961	$84,334	$812,380	$1,338,894	$254,772	$3,534,618	$1,827,174	$9,557,859
Additions during the period	33,015	16,834	2,808	124,073	185,609	–	40,069	404,906	807,314
Balance, June 30, 2009	1,388,741	366,795	87,142	936,453	1,524,503	254,772	3,574,687	2,232,080	10,365,173

Exploration
Balance, December 31, 2008	1,734,890	1,679,426	1,392,870	7,452,228	689,125	2,357,173	6,982,347	1,039,153	23,327,212
Assays and surveys	690	21,230		47,879			–	–	69,799
Camp costs	4,042	9,919	87	55,649		747	20,269	1,467	92,180
Drilling services	–	6,773	–	–			33,852	–	40,625
Equipment rental	–	–	–	8,055			1,776	–	9,831
Exploration support	1,062	10,371	125	90,197	182	1,442	28,827	3,094	135,300
Field supplies	62	1,535	–	4,146			968	–	6,711
Geological services	10,735	–	–	182,950	13,788	28,140	91,718	16,916	344,247
Project management	15,730	22,405	392	23,951	12,462	1,250	22,582	3,134	101,906
Travel	1,201	836	29	–	141		4,510	252	6,969
Vehicle expenses	7,123	6,126	36	24,415	537		14,666	98	53,001
Additions during the period	40,645	79,195	669	437,242	27,110	31,579	219,168	24,961	860,569
Balance, June 30, 2009	1,775,535	1,758,621	1,393,539	7,889,470	716,235	2,388,752	7,201,515	1,064,114	24,187,781
Total acquisition and exploration
at June 30, 2009	$3,164,276	$2,125,416	$1,480,681	$8,825,923	$2,240,738	$2,643,524	$10,776,202	$3,296,194	$34,552,954

1) Other properties include Willow Creek, Cave Peak, Wassuk Copper, Copper Canyon, Gray Hills, Big Bar, Carbon County, SW Tintic, Peg Leg, Jaboncillos, Cerro Blanco, East Durango, Inde, La Reforma, Carolina, and Azafranes.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

		Mexico			United States
Mineral Properties	Nieves	Mirasol –America	Crestones	MacArthur	Yerington	Alaska	Uranium	Other	Total
Acquisition							Properties
Balance, December 31, 2007	$1,302,933	$314,742	$78,097	$525,713	$979,078	$185,344	$2,956,192	$1,495,339	$7,837,438
Additions during the year	52,793	35,219	6,237	286,667	359,816	69,428	578,426	331,835	1,720,421
Balance, December 31, 2008	1,355,726	349,961	84,334	812,380	1,338,894	254,772	3,534,618	1,827,174	9,557,859

Exploration
Balance, December 31, 2007	1,102,956	367,322	1,368,426	2,407,015	277,000	1,833,592	3,519,528	841,429	11,717,268
Assays and surveys	89,906	226,481	–	700,550	127,130	183,892	45,677	38,930	1,412,566
Camp costs	19,963	45,951	3,504	226,979	5,924	11,807	99,797	8,274	422,199
Drilling services	351,521	676,870	–	2,081,016	–	36,549	2,086,088	–	5,232,044
Equipment rental	–	8,104	–	187,446	–	839	12,774	33	209,196
Exploration support	15,982	136,315	1,375	307,150	4,932	78,510	107,750	4,380	656,394
Field supplies	16,421	2,777	1,520	117,603	–	2,366	17,207	33,201	191,095
Geological services	33,869	24,516	3,321	1,146,140	258,363	191,304	860,505	75,728	2,593,746
Project management	91,204	147,262	9,089	93,749	1,362	3,913	90,845	26,707	464,131
Travel	2,878	20,547	55	37,875	2,766	12,679	41,054	2,888	20,742
Vehicle expneses	10,190	23,281	5,580	146,705	11,648	1,722	101,122	7,583	07,831
Additions during the year	631,934	1,312,104	24,444	5,045,213	412,125	523,581	3,462,819	197,724	11,609,944
Balance, December 31, 2008	1,734,890	1,679,426	1,392,870	7,452,228	689,125	2,357,173	6,982,347	1,039,153	23,327,212
Total acquisition and exploration
at December 31, 2008	3,090,616	2,029,387	1,477,204	8,264,608	2,028,019	2,611,945	10,516,965	2,866,327	32,885,071

1) Other properties include Willow Creek, Cave Peak, Wassuk Copper, Copper Canyon, Gray Hills, Big Bar, Carbon County, SW Tintic, Peg Leg, Jaboncillos, Cerro Blanco, East Durango, Inde, La Reforma, Carolina, and Azafranes.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(a)	Nieves Concessions, Mexico

The Company originally owned a 100% interest in the Nieves silver property located in northern Zacatecas, Mexico. In 2003 the Company entered into an agreement with the US-based Blackberry Ventures 1, LLC (“Blackberry”). Pursuant to the terms of the agreement, Blackberry advanced US$1,500,000 to the Company and earned 50% interest in the property. Accordingly, the Company owns the remaining 50% interest. All work plans are made in consultation with the Joint Venture Partner Blackberry, which will continue to contribute its share of ongoing exploration costs and 10% administration fees on its portion of exploration costs.

The Nieves concessions are subject to a maximum 3% net smelter return royalty (“NSR”) to the original concession holders, which the Company may purchase at any time for US$2,000,000. In addition, Kennecott Exploration Company, the optionor in the initial Underlying Agreement, retains NSR royalties of 2% on certain core claims and 1% on certain peripheral claims. Commencing January 26, 2004, an annual advance minimum royalty payment (“AMR”) of US$75,000 is due to the concession holders until the commencement of commercial production. On January 24, 2007, this NSR was purchased by Royal Gold Inc.

During the period ended June 30, 2009, the Company received US$123,930 from Blackberry in respect to its share of ongoing exploration costs that were incurred on the property. As of June 30, 2009, $17,510 (December 31, 2008 - $88,110) was due from Blackberry.

(b)	Mirasol and Americas, Mexico

The Mirasol and Americas projects are located in the Municipality of Simon Bolivar, Durango, Mexico. The two projects consist of 13 exploration concessions that total 82,926 hectares.

(c)	Crestones Property, Mexico

Crestones is composed of three concessions. The Company holds a 100% interest in a certain mineral concession located in northern Durango, Mexico. Title is pending on two concessions.

(d)	MacArthur Claim, United States

Pursuant to an agreement entered into in October 2005 with North Exploration LLC, the Company acquired the right to earn an interest in certain unpatented mining claims covering the former MacArthur copper-oxide mine, in the Yerington district of Lyon County, Nevada. The Company may elect to acquire the property by making the following:

(i)	US$210,000 previously paid
(ii)	US$125,000 on or before January 15, 2009 (US$65,200 was paid; the balance was renegotiated and is due August 15, 2009)
(iii)	US$2,070,000 on or before January 15, 2010

The property is subject to a 2% NSR, 1% of which can be purchased for US$1,000,000.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(e)	Yerington, United States

On May 1, 2007, the Company received approval from the appropriate US court for the acquisition of all Arimetco assets in the Yerington Mining District. The purchase price comprises US$500,000 cash and 250,000 common shares of the Company. The original 180-day review period which began on July 13, 2007 was extended up to October 15, 2009. Up to June 30, 2009, the Company had paid a US$225,000 non- refundable deposit and issued 250,000 common shares (allotted from treasury but not distributed), and may elect to acquire a 100% interest in the property by making a further payment of US$275,000.

The property is subject to a 2% NSR capped at US$7,500,000 on commencement of commercial production.

(f)	Alaska Properties (Duke Island and Herbert Glacier), United States

The Company owns a 100% interest in the Duke Island property located in southeast Alaska.

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Herbert Glacier. To earn a 100% interest, the Company is required to make the following advance royalty payments:

	(i)	US$24,000 previously paid
	(ii)	US$12,000 on or before November 19, 2009
	(iii)	US$12,000 on or before November 19, 2010
	(iv)	US$12,000 on or before November 19, 2011
	(v)	US$20,000 on or before November 19, 2012
	(vi)	US$20,000 on or before November 19, 2013
	(vii)	US$20,000 on or before November 19, 2014
	(viii)	US$20,000 on or before November 19, 2015
	(ix)	US$20,000 on or before November 19, 2016
	(x)	US$20,000 on or before November 19, 2017
	(xi)	US$30,000 on or before November 19, 2018 and every consecutive anniversary thereafter

The property is subject to NSR as follows:

(i)	3.0% on gold price less than US$400
(ii)	3.5% on gold price between US$401 and US$500
(iii)	4.0% on gold price between US$501 and US$600
(iv)	5.0% on gold price above US$601

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(g)	Uranium Properties (Arizona, Utah and Wyoming), United States

Pursuant to a June 2005 agreement with North Exploration LLC, the Company acquired an option to purchase mining claims situated in Arizona, Utah and Wyoming. The Company is required to pay following:

	(i)	US$165,000 and 600,000 common shares previously paid and issued
	(ii)	US$135,000 on or before September 6, 2009
	(iii)	US$200,000 on or before September 6, 2010

The agreement is subject to a 2% NSR payable upon commencement of commercial production, which can be reduced to 1% for US$1,000,000.

Pursuant to an August 2006 agreement with Nustar Exploration LLC, the Company leased 18 claims in the Arizona strip district. The Company is required to pay the following:

(i)	US$90,000 previously paid
(ii)	US$100,000 on or before August 10, 2009 (renegotiated to August 11, 2011).

This agreement is subject to a 4% royalty of which 3% royalty can be bought back for US$500,000.

In September 2008, three anti mining groups filed a lawsuit against the U.S. Secretary of Interior, the U.S. Department of Interior and U.S. Bureau of Land Management for authorizing uranium exploration on one million acres of public land near Grand Canyon. If successful, this legal action could affect the Company’s rights to explore and develop its uranium claims on Arizona strip and economic viability of the Company’s Arizona uranium project. While the Company is not a defendant in the lawsuit, it believes the lawsuit is without legal merit and is pursuing other procedures to protect its interests. The Company is seeking intervener status in any law suit brought forward by these environmental groups.

(h)	Other Properties

i.	East Durango, Mexico

On September 30, 2008, the Company and EXMIN Resources Inc. entered an agreement allowing the Company to earn a 75% interest in EXMIN’s East Durango Property, Mexico.

Under the terms of the agreement, the Company can earn 75% interest in the East Durango property by spending US$500,000 in exploration before September 30, 2012 plus the following payments:

	(i)	US$20,000 previously paid
	(ii)	US$20,000 in September 30, 2009
	(iii)	US$20,000 in September 30, 2010
	(iv)	US$40,000 in September 30, 2011

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(h)	Other Properties (Continued)

ii.	Cave Peak Molybdenum Prospect, United States

Pursuant to an option agreement made in March 2007, the Company may acquire a 100% interest in certain prospect permits. The option payments are as follows:

	(i)	US$160,000 previously paid
	(ii)	US$70,000 on or before March 27, 2010
	(iii)	US$150,000 on or before March 27, 2011
	(iv)	US$220,000 on or before March 27, 2012

This property is subject to a production royalty of 6.5% .

iii.	Willow Creek Molybdenum Prospect, United States

On November 24, 2008, the Company secured an option with the Willow Creek Discovery Group, LLC to acquire 100% of the Willow Creek porphyry molybdenum prospect in south-western Montana. The Company has the right to earn a 100% interest in the property by making the following AMR payments to the Willow Creek Discovery Group totalling US$2,605,000 over a six-year period and issuing 200,000 common shares of the Company:

	(i)	US$75,000 paid and 100,000 shares issued previously
	(ii)	US$130,000 on October 11, 2009
	(iii)	US$150,000 on October 11, 2010
	(iv)	US$150,000 on October 11, 2011
	(v)	US$350,000 on October 11, 2012
	(vi)	US$750,000 October 11, 2013
	(vii)	US$1,000,000 October 11, 2014

iv.	Copper Canyon Project, United States

Pursuant to an agreement made in November 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Copper Canyon Project in Mineral County, Nevada. To earn a 100% interest, the Company is required to make staged payments by November 6, 2011 as follows:

	(i)	US$50,000 previously paid
	(ii)	US$75,000 on or before November 6, 2009
	(iii)	US$150,000 on or before November 6, 2010
	(iv)	US$350,000 on or before November 6, 2011

The property is subject to a 2.5% NSR, 0.5% of which may be purchased by the Company for US$500,000. Should the Company decide to commence commercial production, a payment of US$750,000 is due within five business days from the date the decision is made.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(h)	Other Properties (Continued)

v.	Gray Hills, United States

Pursuant to an agreement made in July 2007, the Company entered into a lease with an option to purchase certain mining claims, known as the Gray Hills claims in Lyon County, Nevada. To earn a 100% interest, the Company is required to make staged payments as follows:

	(i)	US$60,000 previously paid
	(ii)	US$15,000 on or before December 31, 2009
	(iii)	US$35,000 on or before July 11, 2010
	(iv)	US$40,000 on or before July 11, 2011 and each anniversary until such time the option to purchase the properties is exercised by the Company or the optionee chooses to withdraw from the lease

The Company may exercise its option to purchase at any time, for US$500,000. The property is subject to a 3% NSR, up to 2% of which may purchased by the Company for US$500,000 per 1%.

vi.	South West Tintic, United States

Pursuant to an agreement made in March 2007, the Company acquired the right to earn an interest in certain unpatented mining claims, which forms part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make staged payments totaling US$1,000,000 by February 16, 2018 as follows:

(i)	US$60,000 previously paid
(ii)	US$40,000 on or before February 15, 2010
(iii)	US$50,000 on or before February 15, 2011
(iv)	US$50,000 on or before February 15, 2012
(v)	US$100,000 on or before February 15, 2013
(vi)	US$100,000 on or before February 15, 2014
(vii)	US$100,000 on or before February 15, 2015
(viii)	US$250,000 on or before February 15, 2016
(iv)	US$250,000 on or before February 15, 2017

Alternatively, the Company may acquire the property at any time by paying US$1,000,000 less any previously paid amounts. The property is subject to a 2% NSR, 1% of which the Company may purchased for US $1,000,000.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(h)	Other Properties (Continued)

vi.	South West Tintic, United States (Continued)

Pursuant to another agreement made in August 2007, the Company acquired the right to earn an interest in further unpatented mining claims, which also form part of the S.W. Tintic Claims in Juab County, Utah. To earn a 100% interest, the Company is required to make following payments:

(i) US$534,410 previously paid
(ii) US$275,000 promissory note on or before August 29, 2009.

The US$550,000 promissory note has a term of two years, with no interest. The Company has guaranteed full payment of this note. The Company repaid US$275,000 on August 29, 2008. The remaining US$275,000 ($319,825) is due on August 29, 2009 and will be paid by Freeport McMoRan Exploration Corporation. See Subsequent Events note 15(a).

vii.	Wassuk Copper Project (formerly Majuba Hill), United States

Pursuant to an agreement made in December 2007, the Company acquired the right to earn an interest in certain mining claims, known as the Majuba Hill in Mineral County, Nevada. To earn a 100% interest, the Company is required to make staged payments totaling US $3,000,000 by December 10, 2015 as follows:

(i)	US$200,000 previously paid
(ii)	US$100,000 on or before December 10, 2009
(iii)	US$250,000 on or before December 10, 2010
(iv)	US$250,000 on or before December 10, 2011
(v)	US$500,000 on or before December 10, 2012
(vi)	US$500,000 on or before December 10, 2013
(vii)	US$500,000 on or before December 10, 2014
(vii)	US$700,000 on or before December 10, 2015

The Company must also incur cumulative US$1,000,000 in exploration expenditures by December 10, 2012. Should the Company incur less than US$1,000,000 the Company must pay the shortfall to the vendor by December 10, 2012.

On commencement of mining operations the property is subject to a 3% NSR, 1% of which the Company may purchase for US$1,000,000.

In addition, other properties include Big Bar, Carbon County, and Peg Leg properties in the United States, and Jaboncillos, Cerro Blanco, Inde Durango, La Reforma, Carolina, and Azafranes properties in Mexico. All these properties are in the initial stages of exploration.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

6.	MINERAL PROPERTIES (Continued)

(i) Realization

The Company’s investment in and expenditures on mineral property interests comprise a significant portion of the Company’s assets. Realization of the Company’s investment in the assets is dependent on establishing legal ownership of the property interest, on the attainment of permitting and then successful commercial production or from the proceeds of its disposal. The recoverability of the amounts shown for the mineral property interest is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the property interest, and upon future profitable production or proceeds from the disposition thereof.

(j) Title

Although the Company has taken steps to ensure the title to the mineral property in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures may not guarantee the Company’s title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

(k) Environmental

Environmental legislation is becoming increasingly stringent and costs and expenses of regulatory compliance are increasing. The impact of new and future environmental legislation on the Company’s operations may cause additional expenses and restrictions. If the restrictions adversely affect the scope of exploration and development on the mineral property interest, the potential for production on the property may be diminished or negated.

7.	CONVERTIBLE NOTES

In January 2009, the Company completed a private placement raising total gross proceeds of US$3,787,973 (December 31, 2008 US$2,619,673). Pursuant to the terms of the private placement, the Company issued 6,313,291 units; each unit comprises one convertible promissory note (“Notes”) and one common share purchase warrant maturing 24 months from date of issuance or upon conversion or redemption. Interest is payable in cash or in common shares at maturity (November 27, 2010, December 18, 2010, and January 15, 2011) or conversion dates at a rate of 10%. US$52,200 financing costs were paid in January 2009. The Notes provide the following terms as to conversion or redemption:

Conversion by Holder

At any time after four months from the date of issue, the Notes are convertible by the holder into common shares in the ratio of US$0.60 of Note converted into one common share. Any interest payable will be converted into common shares of the Company at a rate equal to the US dollar equivalent of the market price for such shares on the date of such conversion.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

7.	CONVERTIBLE NOTES (Continued)

Redemption by Company

(a)

If at any time starting four months after the issuance of the Notes and prior to the date of redemption or conversion, the Company’s common shares shall have achieved or exceeded a closing price of US$0.75 for a 10-day consecutive trading period, the Notes outstanding shall automatically be deemed to have been redeemed and converted into common shares in the ratio of US$0.60 of Note redeemed to one common share. Any interest payable will be converted into common shares of the Company at market price for such shares on the date of such redemption; or

(b)	The Company may at any time prior to conversion redeem the Notes by paying to the holders the principal amount of a Note together with interest at 15% to the date of such redemption.

One whole non-transferable warrant allows the holder the right to purchase one common share at a price of US$0.75. The warrants expire 24 months from date of issuance. The warrants contain a provision that in the event the Company’s common shares trade at a closing price of greater than US$1.00 per share for a period of 10 consecutive days at any time after issue of the warrant, the Company may accelerate the expiry date of the warrants by providing notice to the holders thereof and in such case the warrants will expire on the thirtieth day after notice.

The Notes are classified as a liability, less the portion relating to the conversion feature which is classified as a component of shareholders’ equity. Financing costs associated with the Notes were prorated between the liability and equity components of the Notes. Financing costs allocated to the liability portion of the Notes were deferred and are being expensed over the term of the Notes. The financing costs relating to the equity portion have been recorded as a cost of issue against the value of equity portion of the Notes.

As of June 30, 2009, the net value assigned to the liability component of the Notes was $4,373,610, using an effective interest rate of 15%:

	June 30, 2009	December 31, 2008
Liability component of convertible notes – beginning of period	$2,953,370	$–
Present value of convertible notes on issue	1,356,114	2,929,161
Interest expense	318,911	24,209
Foreign exchange revaluation	(254,785)	–
Liability component of convertible notes – end of period	$4,373,610	$2,953,370

Equity component of convertible notes – beginning of period	$259,164	$–
Equity component of convertible notes on issue	119,986	259,164
Equity component of convertible notes – end of period	$379,150	$259,164

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

8.	SHARE CAPITAL

	(a)	Common stock: authorized - unlimited common shares without par value.

During the six months ended June 30, 2009, the Company issued 60,200 common shares for stock options exercised at an average weighted exercise price of $0.55, 103,462 common shares for service provided in an amount of $45,000, 100,000 shares for acquisition of Willow Creek property, and 87,947 for the conversion of the promissory notes and interest accrued.

	(b)	Share Purchase Warrants

	June 30, 2009		December 31, 2008
				Weighted
		Weighted		Average
	Number of	Average Exercise	Number of	Exercise Price
	Warrants	Price (US$)	Warrants	(US$)
Outstanding, beginning of the period	6,104,041	$0.71	–	$–
Issued:
Private placement			1,741,250	$0.60
Convertible notes	1,950,500	$0.75	4,362,791	$0.75
Outstanding, end of the period	8,054,541	$0.72	6,104,041	$0.71

On June 15, 2009, the Company amended the exercise price of 1,741,250 warrants issued in April 2008 from US$4.20 to US$0.60. As a result, $84,115 expense was recorded to contributed surplus using the Black-Scholes option pricing model with the following weighted average assumptions: volatility 60.4%, risk-free interest rate 1.05%, expected life 0.33 years, and expected dividend yield 0%.

(c)	Stock Options

As at June 30, 2009, the Company had a stock option plan (the “Plan”) allowing for the reservation of common shares issuable under the Plan to a maximum 10% of the number of issued and outstanding common shares of the Company at any given time. The term of any stock option granted under the Plan may not exceed five years and the exercise price may not be less than the closing price of the Company’s shares on the last business day immediately preceding the date of grant, less any permitted discount.

On an annual basis, the Plan requires approval by the Company’s shareholders and submission for regulatory review and acceptance. Stock options are exercisable once they have vested under the terms of the grant. A summary of the Company’s options is presented below:

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

8.	SHARE CAPITAL (Continued)

(c)	Stock Option (Continued)

	June 30, 2009		December 31, 2008
		Weighted		Weighted
	Number of	Average	Number of	Average
	Options	Exercise Price	Options	Exercise Price
Outstanding, beginning of period	7,200,500	$2.56	5,559,500	$1.99
Granted	–	$–	2,390,000	$3.31
Expired	(108,300)	$1.94	–	$–
Exercised	(60,200)	$0.55	(749,000)	$4.00
Forfeited	(10,000)	$3.30	–	$–
Outstanding, end of period	7,022,000	$2.59	7,200,500	$2.56

The following summarizes information about the stock options outstanding and exercisable at June 30, 2009:

Options Outstanding				Options Exercisable
		Weighted				Weighted
	Weighted	Average			Weighted	Average
	Average	Remaining			Average	Remaining
Number	Exercise Price	Contractual Life	Expiry Date	Number	Exercise Price	Contractual Life
270,000	$0.35	1.11	August 9, 2010	270,000	$0.35	1.11
200,000	$0.40	1.53	January 9, 2011	200,000	$0.40	1.53
125,000	$1.04	1.74	March 27, 2011	125,000	$1.04	1.74
75,000	$1.00	1.88	May 19, 2011	75,000	$1.00	1.88
100,000	$1.12	1.95	June 12, 2011	100,000	$1.12	1.95
1,431,000	$1.55	2.07	July 28, 2011	1,431,000	$1.55	2.07
100,000	$1.55	2.15	August 23, 2011	100,000	$1.55	2.15
100,000	$1.50	2.24	September 25, 2011	100,000	$1.50	2.24
100,000	$2.05	2.47	December 18, 2011	100,000	$2.05	2.47
75,000	$2.65	2.53	January 11, 2012	75,000	$2.65	2.53
25,000	$2.70	2.64	February 21, 2012	25,000	$2.70	2.64
1,971,000	$3.33	3.06	July 20, 2012	1,971,000	$3.33	3.06
80,000	$3.33	3.11	August 7, 2012	80,000	$3.33	3.11
200,000	$3.45	3.75	March 31, 2013	200,000	$3.45	3.75
2,170,000	$3.30	3.97	June 19, 2013	1,761,650	$3.30	3.97
7,022,000	$2.59	2.95		6,613,650	$2.43	2.89

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

8.	SHARE CAPITAL (Continued)

(c)	Stock Option (Continued)

The number of options issued and the fair value of options expensed included in the statements of operations are as follows:

	June 30, 2009		June 30, 2008
	Number		Number
	of Options	Stock–based	of Options	Stock–based
	Issued	Compensation	Issued	Compensation

Consulting	–	$297,919	975,000	$627,405
Directors and officers	–	363,059	1,095,000	1,151,515
Employees	–	129,285	320,000	343,693
Total	–	$790,263	2,390,000	$2,122,613

The fair value of options granted was calculated using the Black-Scholes option pricing model with the following weighted average assumptions:

	June 30, 2009	December 31, 2008	June 30, 2008
Risk–free interest rate	3.84%	3.84%	3.84%
Expected share price volatility	85.33%	85.79%	85.79%
Expected option life in years	3.0	3.0	3.0
Forfeiture rate	0%	0%	0%
Expected dividend yield	0%	0%	0%

9.	RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the period ended June 30, 2009:

(a)

$206,036 service fees (June 30, 2008 - $263,612) were charged by a private firm of which a director is the principal for administration, accounting, office space, investor relations and corporate secretarial services. As of June 30, 2009, $221,078 (December 31, 2008 - $47,218) was still owing (Note 10 (b)).

	(b)	$23,990 CFO fees (June 30, 2008 - $19,500) were charged by a company of which the CFO is the principal. As of June 30, 2009, $21,744 (December 31, 2008 - $nil) was still owing.

	(c)	$7,477 legal fees (June 30, 2008 - $9,707) were charged by a law firm of which a director is the principal. As of June 30, 2009, $6,336 (December 31, 2008 - $1,960) was still owing.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

9.	RELATED PARTY TRANSACTIONS (Continued)

(d)

On March 17, 2009, the Company borrowed US$200,000 from the CEO at an annual interest rate of 4.5% due within one year. As of June 30, 2009, the principal and interest owing was $235,640. In addition, the CEO also advanced US$233,000 ($270,979) to the Company without any interest.

	(e)	The Vice President of Exploration advanced $22,200 to the Company with no interest during the six months ended June 30, 2009.

The above transactions are conducted in the normal course of business and were measured at the amount of consideration established and agreed by the parties.

10.	COMMITMENTS

The Company has the following commitments in respect to mineral option payments and office leases:

	Mineral Property	Office
	(cash payment) (a)	Lease (b)	Total
Year ending December 31, 2009	999,366	75,000	1,074,366
Year ending December 31, 2010	3,595,996	150,000	3,745,996
Year ending December 31, 2011	1,415,371	150,000	1,565,371
Year ending December 31, 2012	1,413,045	75,000	1,488,045
Year ending December 31, 2013	1,680,535	–	1,680,535
Year ending December 31, 2014	1,971,285	–	1,971,285
Year ending December 31, 2015	1,040,885	–	1,040,885
Year ending December 31, 2016	401,235	–	401,235
Year ending December 31, 2017	401,235	–	401,235
Year ending December 31, 2018	122,115	–	122,115
	$13,041,068	$450,000	$13,491,068

(a)

The Company is required to make option payments and other expenditure commitments to maintain the properties and earn its interest. In addition to the cash payment, the Company is required to issue 100,000 common shares for the Willow Creek property in each of 2009 (issued) and 2010.

(b)

During 2007, the Company entered into a service agreement with Manex Resource Group (“Manex”) for its Vancouver office space, administration, and corporate development. The agreement can be cancelled at anytime upon one year’s notice. The current expiry date is June 30, 2012 (Note 9(a)). The Company also had one office lease in Kanab, Utah, United States.

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

11.	CAPITAL MANAGEMENT

The Company’s objective in managing its capital is to maintain the ability to continue as a going concern and to continue to explore on various properties for the benefits of its stakeholders.

The Company’s capital includes the component of shareholders’ equity and convertible notes. Capital requirements are driven by the Company’s exploration activities on its mineral property interests. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place setting out the expenditures required to meet its strategic goals. The Company compares actual expenses to budget on all exploration projects and overhead to manage costs, commitments and exploration activates.

As the Company is in the exploration stage, its operations have been and may continue to be funded by the sale of equity to investors. Although the Company has been successful in the past in raising funds through issuing common shares and convertible notes, it is uncertain whether the Company will be able to arrange such financings in the future considering the recently difficult market conditions.

12.	SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Cash Items
Interest received	$315	$24,949	$353	$35,597
Interest paid	$–	$–	$–	$–
Income tax paid	$–	$–	$–	$–
Non–Cash Items
Mineral property cost included in accounts payable	$464,314	$817,925	$464,314	$817,925
Shares issued for mineral property	$50,000	$–	$50,000	$–
Share issue costs	$–	$55,319	$–	$55,319

13.	SEGMENT INFORMATION

The Company has one business segment, the exploration of mineral properties. The Company’s major non-current assets are distributed by geographic locations as follows:

		June 30, 2009				December 31, 2008
		Mineral	Reclamation			Mineral	Reclamation
	Equipment	Property	Bond	Total	Equipment	Property	Bond	Total
Canada	$7,370	$–	$–	$7,370	$9,563	$–	$–	$9,563
Mexico	50,482	7,066,674	–	7,117,156	59,875	6,873,055	–	6,932,930
U.S.A	114,437	27,486,280	224,885	27,825,602	138,584	26,012,016	317,704	26,468,304
Total	$172,289	$34,552,954	$224,885	$34,950,128	$208,022	$32,885,071	$317,704	$33,410,797

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

14.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP

These consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ from United States GAAP, as described below:

(a)

Under US GAAP, exploration costs incurred in locating areas of potential mineralization are expensed as incurred. Commercial feasibility is established in compliance with SEC Industry Guide 7, which consists of identifying that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. After an area of interest has been assessed as commercially feasible, expenditures specific to the area of interest for further development are capitalized. In deciding when an area of interest is likely to be commercially feasible, management may consider, among other factors, the results of pre- feasibility studies, detailed analysis of drilling results, the supply and cost of required labour and equipment, and whether necessary mining and environmental permits can be obtained. To date no exploration expenses have been capitalized under US GAAP.

The Company has adopted EITF 04-02 and separately reports the aggregate carrying amount of mineral rights. Mineral rights include an option for the Company to acquire the rights to extract and retain at least a portion of the benefits from the mineral deposits. Acquisition costs include cash and the fair market value of common shares for the mineral rights. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned, or when an impairment of value has occurred.

(b)

Under US GAAP, convertible debt instruments are classified as debt until converted to equity, whereas under Canadian GAAP, the proceeds of the convertible debt instrument have been allocated to both debt and equity components. In addition, under US GAAP, debt instruments issued with detachable warrants are allocated between a debt and equity component based on the relative fair value of each component, whereas under Canadian GAAP the residual method has been adopted. Any resulting debt component is accreted over time to its face value with the interest and accretion expense charged to the statement of operations.

Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the commitment date. Under US GAAP no value has been assigned to the conversion feature of the convertible note although a value has been assigned to the detachable warrants and thus, there is a difference in values assigned to the debt and equity components between Canadian and US GAAP which amount is accreted over the life of the convertible notes.

The effect of the principle measurement differences on the Company’s consolidated financial statements is quantified below:

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

14.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

Reconciliation of consolidated balance sheets:

	June 30, 2009	December 31, 2008
Total assets – Canadian GAAP	$35,164,650	$34,397,289
Expensed expenditures on mineral properties	(26,637,787)	(25,509,673)
Total assets – US GAAP	$8,526,863	$8,887,616

Total liabilities – Canadian GAAP	$6,491,852	$4,444,281
Liability component of convertible notes	(330,997)	(176,961)
Total liabilities – US GAAP	6,160,855	4,267,320

Total shareholders¹ equity – Canadian GAAP	28,672,798	29,953,008
Equity component of convertible notes	424,774	181,923
Interest expense on convertible notes	(93,777)	(4,962)
Expenditures on mineral properties	(26,637,787)	(25,509,673)
Total equity under US GAAP	2,366,008	4,620,296

Total Liability and Shareholders' Equity per US GAAP	$8,526,863	$8,887,616

Reconciliation of consolidated statements of operations and deficit:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Loss for the period – Canadian GAAP	$(796,707)	$(3,013,869)	$(2,452,700)	$(4,134,463)
Expenditures on mineral properties	(320,776)	(3,173,004)	(1,128,114)	(5,881,909)
Interest expense on convertible notes	(47,569)	–	(93,777)	–
Net loss for the period – US GAAP	(1,165,052)	(6,186,873)	(3,674,591)	(10,016,372)

Deficit, Beginning of period – US GAAP	(56,651,657)	(38,733,550)	(54,142,118)	(34,904,051)
Deficit, end of period – US GAAP	$(57,816,709)	$(44,920,423)	$(57,816,709)	$(44,920,423)

Net loss per common share – Canadain GAAP	$(0.01)	$(0.03)	$(0.03)	$(0.05)
Net loss per common share – U.S. GAAP	$(0.01)	$(0.07)	$(0.04)	$(0.12)
Weighted average number of shares outstanding	87,610,273	86,701,457	87,582,134	85,174,343

Quaterra Resources Inc.
(An Exploration Stage Company)
Notes to Interim Consolidated Financial Statements June 30, 2009
(Unaudited and Expressed in Canadian Dollars)

14.	RECONCILIATION OF CANADIAN AND UNITED STATES GAAP (Continued)

Reconciliation of statements of cash flows:

	Three months ended June 30,		Six months ended June 30,
	2009	2008	2009	2008
Operating activities – Canadian GAAP	$150,300	$(1,546,482)	$(124,379)	$(2,191,785)
Adjustments for mineral expenditures	(320,776)	3,173,004	(1,128,114)	5,881,909
Cash used in operating actitivies – US GAAP	(170,476)	1,626,522	(1,252,493)	3,690,124

Investing activities – Canadian GAAP	(208,718)	(4,017,787)	(1,798,636)	(6,567,840)
Reclassification of expenditures on mineral
properties	320,776	(3,173,004)	1,128,114	(5,881,909)
Cash used in investing actitivies – US GAAP	112,058	(7,190,791)	(670,522)	(12,449,749)
Cash provided by financing activities – Canadian
& US GAAP	–	6,580,531	1,443,480	10,915,965

(Decrease) increase in cash during the period	(58,418)	1,016,262	(479,536)	2,156,340

Cash, beginning of period	103,472	4,529,978	524,590	3,389,900

Cash, end of period – US GAAP	$45,054	$5,546,240	$45,054	$5,546,240

15.	SUBSEQUENT EVENTS

a)

On July 30, 2009, the Company announced receipt of notification from Freeport-McMoRan Exploration Corporation (“FMEC”) for the Company’s Southwest Tintic Utah copper project. In the terms of the agreement, FMEC has the exclusive right and option to acquire a 70% ownership interest in the Tintic property by making a US$275,000 property payment and by spending US$4.725 million on the exploration over four years.

	b)	On August 5, 2009, NYSE Amex accepted the Company’s plan of compliance with the listing standards.

16.	COMPARATIVE FIGURES

Certain 2008 comparative figures have been reclassified to conform to the current period’s presentation.